FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of March 2005

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F_X____         Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____________________


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____         No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: TTI Telecom Announces the Resignation of its Chief Executive Officer, dated March 30, 2005.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                       TTI Team Telecom International Ltd.



Date: March 31, 2005                   By:  /s/ Israel (Eli) Ofer
                                            ---------------------

                                       Israel (Eli) Ofer
                                       Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit           Description
Number            of Exhibit


1. Press Release: TTI Telecom Announces the Resignation of its Chief Executive Officer, dated March 30, 2005.

                                    EXHIBIT 1


Corporate Contact:


           Sanjay Hurry
           Investor Relations Officer
           TTI Telecom Ltd.
           T: +1.201.795.3883
           F: +1.201.795.3920
           sanjay@tti-telecom.com


                      TTI TELECOM ANNOUNCES THE RESIGNATION
                         OF ITS CHIEF EXECUTIVE OFFICER

Petach Tikva, Israel - March 30, 2005 - TTI Telecom International Ltd. (NASDAQ:
TTIL) ("TTI Telecom"), a leading global provider of Operations Support Systems
(OSS) and Business Support Systems (BSS) for telecommunications service providers, today announced that Menahem Tirosh has resigned from his position as Chief Executive Officer of TTI Telecom effective immediately. On an interim basis, the Board of Directors has appointed Meir Lipshes, Chairman of the Board of Directors and previously CEO of TTI Telecom from January 1996 through September 2004, to serve as acting Chief Executive Officer. The Board of Directors has also formed a committee to begin immediately a search for a permanent Chief Executive Officer.

About TTI Telecom:

TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


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